# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hess Midstream LP, CIK 0001789832
CUSIP: 428103105
Title of class of securities: Class A Shares
Address of issuer's principal executive offices: 1501 McKinney Street, Houston, Texas (TX), 77010
Date of event which requires filing of this statement: 01/28/2025
Filed by CIK 0002052113
Persons authorized to receive notices and communications: Julie Ashworth, BlackRock, Inc., 50 Hudson Yards, New York, New York (NY), 10001, (212) 810-5800

## Reporting persons
- BlackRock Portfolio Management LLC (CIK 0002052113): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 31,365,023; shared voting power 0; sole dispositive power 31,365,023; shared dispositive power 0; aggregate amount beneficially owned 31,365,023 (23.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Shares
Name of issuer: Hess Midstream LP
Address of issuer's principal executive offices: 1501 McKinney Street, Houston, Texas (TX), 77010
Comment:
Explanatory Note

This statement on Schedule 13D (the "Schedule 13D") (i) constitutes an initial statement on Schedule 13D for BlackRock Portfolio Management LLC ("BPM"), an indirect wholly-owned subsidiary of BlackRock, Inc. ("BlackRock"), and (ii) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on December 17, 2019, as amended by Amendment No. 1 filed with the SEC on March 16, 2021, Amendment No. 2 filed with the SEC on August 11, 2021, Amendment No. 3 filed with the SEC on October 12, 2021, Amendment No. 4 filed with the SEC on April 6, 2022, Amendment No. 5 filed with the SEC on March 31, 2023, Amendment No. 6 filed with the SEC on May 22, 2023, Amendment No. 7 filed with the SEC on June 30, 2023, Amendment No. 8 filed with the SEC on August 17, 2023, Amendment No. 9 filed with the SEC on August 22, 2023, Amendment No. 10 filed with the SEC on September 22, 2023, Amendment No. 11 filed with the SEC on November 16, 2023, Amendment No. 12 filed with the SEC on February 7, 2024, Amendment No. 13 filed with the SEC on February 8, 2024, Amendment No. 14 filed with the SEC on March 13, 2024, Amendment No. 15 filed with the SEC on March 15, 2024, Amendment No. 16 filed with the SEC on May 31, 2024, Amendment No. 17 filed with the SEC on June 3, 2024, Amendment No. 18 filed with the SEC on June 26, 2024, Amendment No. 19 filed with the SEC on September 11, 2024, Amendment No. 20 filed with the SEC on September 20, 2024, and Amendment No. 21 filed with the SEC on January 15, 2025 (as so amended, the "GIP Schedule 13D"), by and on behalf of Global Infrastructure Investors III, LLC ("Global Investors"), Global Infrastructure GP II, L.P. ("Global GP"), GIP Blue Holding GP, LLC ("Blue Holding GP") and GIP II Blue Holding, L.P. ("Blue Holding" and, collectively with Global Investors, Global GP and Blue Holding GP, the "GIP Entities").

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by BPM, a Delaware limited liability company and an indirect wholly-owned subsidiary of BlackRock, on behalf of the Reporting Business Units (as defined below).

In accordance with SEC Release No. 34-39538 (January 12, 1998), BPM is reporting securities beneficially owned, or deemed to be beneficially owned, by certain business units (collectively, the "Reporting Business Units") of BlackRock and its subsidiaries and affiliates. It does not include securities, if any, beneficially owned by other business units whose beneficial ownership of securities is disaggregated from that of the Reporting Business Units in accordance with such release.
Residence or business address: The principal office and business address of BPM is 50 Hudson Yards, New York, NY 10001.
Present principal occupation or employment: Current information concerning the identity and background of each of the executive officers and directors of BlackRock is set forth on Annex A (collectively, the "Covered Persons"), attached hereto and incorporated herein by reference. BPM does not have any executive officers or directors.
Criminal convictions in the last five years:
During the last five years, neither BPM, nor to the best of its knowledge, any Covered Person has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

Neither the present filing nor anything contained herein shall be construed as an admission that BPM constitutes a "person" for any purposes other than Section 13(d) of the Exchange Act.
Civil proceedings (securities laws) in the last five years:
During the last five years, neither BPM, nor to the best of its knowledge, any Covered Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Neither the present filing nor anything contained herein shall be construed as an admission that BPM constitutes a "person" for any purposes other than Section 13(d) of the Exchange Act.
Citizenship: Current information concerning the identity and background of each of the Covered Persons is set forth on Annex A.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On January 12, 2024, BlackRock entered into a Transaction Agreement (as amended, restated or supplemented from time to time, the "Transaction Agreement") to acquire 100% of the business and assets of Global Infrastructure Management, LLC ("GIP Parent") for a total consideration of $3 billion in cash and approximately 12 million shares of BlackRock common stock (the "GIP Transaction"). Approximately 30% of the total consideration, all in stock, has been deferred and is expected to be issued in approximately five years, subject to the satisfaction of certain post-closing events. The shares of BlackRock common stock were issued in reliance upon the exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended. The GIP Transaction closed on October 1, 2024.

Pursuant to the Transaction Agreement, BlackRock acquired the business and assets of GIP Parent by first effecting a merger in accordance with Section 251(g) of the Delaware General Corporation Law. BlackRock merged with a direct wholly owned subsidiary ("Merger Sub") of BlackRock Funding, Inc., a direct wholly owned subsidiary of BlackRock ("BlackRock Funding"), with BlackRock surviving the merger as a direct wholly owned subsidiary of BlackRock Funding (the "BlackRock Merger"). Each share of common stock, $0.01 par value per share, of BlackRock issued and outstanding immediately prior to the closing of the BlackRock Merger (other than shares of common stock held in treasury by BlackRock not held on behalf of a third party, which shares were cancelled) was converted into one share of common stock, $0.01 par value per share, of BlackRock Funding. Following the BlackRock Merger, BlackRock Funding became the publicly listed company with the name "BlackRock, Inc." and acquired all of the issued and outstanding limited liability company interests of GIP Parent. Following the completion of the GIP Transaction, BlackRock was renamed "BlackRock Finance, Inc." and is a wholly owned subsidiary of BlackRock Funding (which has been renamed "BlackRock, Inc.").

On January 28, 2025, in connection with an internal reorganization, BPM has been delegated authority to file this Schedule 13D with respect to the 31,234,403 Class A Shares beneficially owned by the GIP Entities as of January 28, 2025.

At the time of the internal reorganization, certain of BlackRock's investment adviser subsidiaries (each an "Advisory Subsidiary" and collectively the "Advisory Subsidiaries"), in their capacity as investment advisers to certain client accounts, held beneficial ownership of Class A Shares. Such acquisitions were made for investment purposes with available funds of the applicable client accounts in the ordinary course of business of the Advisory Subsidiaries. Following the internal reorganization, BPM has been delegated authority to file this Schedule 13D with respect to the 130,620 Class A Shares (the "Reporting Advisory Shares") beneficially owned by the Reporting Business Units of the Advisory Subsidiaries (the "Reporting Advisory Subsidiaries") as of January 28, 2025, which were acquired for an aggregate purchase price of approximately $4,444,323. Transactions made for investment purposes in the ordinary course of business of the Reporting Advisory Subsidiaries are undertaken solely for the benefit of the applicable client account and are independent from the strategic relationship with and investment in the Issuer made by the GIP Entities for their own accounts.

## Item 4. Purpose of Transaction
Purpose of transaction:
The purpose of the GIP Transaction was for BlackRock to acquire the business and assets of GIP Parent. GIP Parent acquired the GIP securities described in this Schedule 13D for investment purposes. Following the completion of the GIP Transaction, BlackRock formed BPM and established certain information and decision-making barriers between its business units, such that BPM will report the securities beneficially owned, or deemed to be beneficially owned, by the Reporting Business Units.

With respect to the Class A Shares beneficially owned by the GIP Entities (the "GIP Shares"), the information in Item 4 of the GIP Schedule 13D is incorporated herein by reference.

The securities reported herein include certain Class A Shares beneficially owned by the Reporting Advisory Subsidiaries. The Reporting Advisory Subsidiaries did not acquire beneficial ownership of the Reporting Advisory Shares with the purpose or effect of changing or influencing the control of the Issuer or as a participant in any transaction having such purpose or effect, or in connection with any plan or proposal that would be subject to disclosure under Item 4 of Schedule 13D with respect to the Issuer. The Reporting Advisory Subsidiaries, as the investment advisers to certain client accounts, continue to hold the Reporting Advisory Shares in their ordinary course of business, not with the purpose or effect of changing or influencing the control of the Issuer or as a participant in any transaction having such purpose or effect, and not in connection with any plan or proposal that would be subject to disclosure under Item 4 of Schedule 13D with respect to the Issuer. However, BPM is filing this Schedule 13D because of the GIP Shares as described above in Item 3.

With respect to the Reporting Advisory Shares, each of the Reporting Advisory Subsidiaries may evaluate on a continuing basis its client accounts' investment in the Issuer and BPM expects that such Reporting Advisory Subsidiaries may from time to time acquire or dispose of Class A Shares on behalf of such client accounts. Any acquisitions or dispositions will depend upon (i) the price and availability of the Issuer's securities; (ii) subsequent developments concerning the Issuer's business and prospects and the industry in which the Issuer operates; (iii) the Reporting Advisory Subsidiaries' general investment policies with respect to the applicable accounts managed by the Reporting Advisory Subsidiaries; (iv) other investment and business opportunities available to the Reporting Advisory Subsidiaries on behalf of their clients; (v) general market and economic conditions; (vi) tax considerations; and (vii) such other factors as the Reporting Advisory Subsidiaries may consider relevant. Any such acquisitions or dispositions may be made, subject to applicable law, in open market transactions or privately negotiated transactions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of BPM to Rows (11) and (13) of the cover page of this Schedule 13D are incorporated herein by reference. None of the Covered Persons beneficially owns any Class A Shares.

The aggregate percentages of the Class A Shares reported as beneficially owned by the Reporting Business Units were calculated based on 104,086,900 Class A Shares issued and outstanding as of January 13, 2025, as disclosed in Amendment No. 21 of the GIP Schedule 13D filed with the SEC on January 15, 2025 plus 30,336,403 Class B units beneficially owned by the GIP Entities, as of January 28, 2025, and convertible at any time into Class A Shares on a one-to-one basis.
Number of shares as to which each person has sole or shared power to vote or dispose:
The responses of BPM to Rows (7) through (10) of the cover page of this Schedule 13D are incorporated herein by reference. None of the Covered Persons beneficially owns any Class A Shares.

The aggregate percentages of the Class A Shares reported as beneficially owned by the Reporting Business Units were calculated based on 104,086,900 Class A Shares issued and outstanding as of January 13, 2025, as disclosed in Amendment No. 21 of the GIP Schedule 13D filed with the SEC on January 15, 2025 plus 30,336,403 Class B units beneficially owned by the GIP Entities, as of January 28, 2025, and convertible at any time into Class A Shares on a one-to-one basis.
Transactions in the class effected during the past sixty days: Annex B, attached hereto, sets forth the transactions that were effected by the Reporting Business Units in the Class A Shares during the 60-day period ended January 28, 2025. The transactions in the Class A Shares described on Annex B were effected on securities exchanges unless otherwise indicated therein. With respect to the GIP Shares, the information in Item 5(c) in Amendment No. 21 of the GIP Schedule 13D is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Except for investment advisory clients of the Reporting Business Units, who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Class A Shares, no other person is known by BPM to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Class A Shares that may be beneficially owned by the Reporting Business Units.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
With respect to the GIP Shares, the information in Item 6 of the GIP Schedule 13D is incorporated herein by reference.

Accounts managed by the Reporting Business Units have entered into notional principal amount derivative agreements (the "Long Derivative Agreements") in the form of cash-settled swaps with respect to 31,968 Class A Shares (representing economic exposure to less than 0.1% of the total issued and outstanding Class A Shares as of January 28, 2025). The Long Derivative Agreements provide such holder with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Class A Shares that are the subject of the Long Derivative Agreements. BPM and the Reporting Business Units hereby expressly disclaim beneficial ownership of the Class A Shares that are the subject of the Long Derivative Agreements. The counterparties to the Long Derivative Agreements are unaffiliated third-party financial institutions. In addition, accounts managed by the Reporting Business Units have entered into notional principal amount derivative agreements (the "Short Derivative Agreements") in the form of cash-settled swaps with respect to 138,254 Class A Shares (representing economic exposure to approximately 0.1% of the total issued and outstanding Class A Shares as of January 28, 2025). The Short Derivative Agreements provide such holder with economic results that are opposite to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Class A Shares that are the subject of the Short Derivative Agreements. BPM and the Reporting Business Units hereby expressly disclaim beneficial ownership of the Class A Shares that are the subject of the Short Derivative Agreements. The counterparties to the Short Derivative Agreements are unaffiliated third-party financial institutions.

Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between BPM and any other person with respect to any securities of the Issuer or among the Reporting Business Units, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies (other than the transfer of voting rights with respect to the Class A Shares that are loaned out in the ordinary course of certain Reporting Business Units' securities lending programs).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The information in Item 7 of the GIP Schedule 13D is incorporated herein by reference.

Exhibit 22: Power of Attorney, dated January 28, 2025, relating to BPM.
Annex A
Annex B

## Signatures
- BlackRock Portfolio Management LLC: /s/ Julie Ashworth, Attorney-in-Fact (01/30/2025)